AJAX I

667 Madison Avenue
New York, NY 10065

October 27, 2020

VIA EMAIL & EDGAR

David Link

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ajax I (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249411)

Dear Mr. Link:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-249411) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on October 27, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

Ajax I

By:	/s/ J. Morgan Rutman
Name: J. Morgan Rutman
Title: Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and Michael J. Schwartz, Esq.

cc:	Ropes & Gray LLP
Paul D. Tropp, Esq. and Christopher J. Capuzzi, Esq.